Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 24, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital New York City REIT, Inc.

Pre-Effective Amendment No. 1 to

Post-Effective Amendment No. 3 to Form S-11
Filed October 8, 2014
File No. 333-194135

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York City REIT, Inc. (the “Company”), we are submitting this letter in response to an oral comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) provided during our telephone conversation on October 16, 2014, with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 filed by the Company with the Commission on October 8, 2014 (the “Registration Statement”).

A response to the comment has been provided by the Company to us and is set forth below.

1.	The Staff requested that the Company include in the prospectus forming part of the Registration Statement (the “Prospectus”) a table showing the sources of distributions paid, and that, going forward, the Company include such a table in future prospectuses, as applicable.

We advise the Staff that the Company paid its first distribution on July 1, 2014, a date subsequent to the end of the second quarter. Because as of October 8, 2014, the filing date of the Registration Statement, the Company had not closed its books for the third quarter, it was not possible to include in the Prospectus a table showing the sources of distributions paid. We further advise the Staff that the requested table will be included in the Company’s future prospectuses, as applicable, assuming that financial results are available at the time of filing.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection therewith, we request that you declare the Post-Effective Amendment effective as soon as possible. Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (312) 962-3567.

Yours truly,

/s/ Michael J. Choate

Michael J. Choate, Esq.

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